Exhibit 99.1

GDS Reports

Third Quarter 2020 Results

GDS Holdings Limited Reports Third Quarter 2020 Results

Shanghai, China, November 16, 2020 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial Highlights

•                  Net revenue increased by 43.0% year-over-year (“Y-o-Y”) to RMB1,524.7 million (US$224.6 million) in the third quarter of 2020 (3Q2019: RMB1,066.2 million).

•                  Service revenue increased by 43.8% Y-o-Y to RMB1,522.4 million (US$224.2 million) in the third quarter of 2020 (3Q2019: RMB1,058.9 million).

•                  Net loss was RMB204.6 million (US$30.1 million) in the third quarter of 2020, compared with a net loss of RMB108.6 million in the third quarter of 2019.

•                  Adjusted EBITDA (non-GAAP) increased by 48.3% Y-o-Y to RMB717.1 million (US$105.6 million) in the third quarter of 2020 (3Q2019: RMB483.7 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 47.0% in the third quarter of 2020 (3Q2019: 45.4%).

Operating Highlights

•                      Total area committed and pre-committed increased by 23,884 square meters (“sqm”) in the third quarter of 2020 to 357,344 sqm as of September 30, 2020, an increase of 47.4% Y-o-Y (September 30, 2019: 242,435 sqm).

•                      Area in service increased by 13,358 sqm in the third quarter of 2020 to 279,618 sqm as of September 30, 2020, an increase of 41.2% Y-o-Y (September 30, 2019: 198,097 sqm).

•                      Area utilized (or area in service which is revenue-generating) increased by 16,589 sqm in the third quarter of 2020 to 209,751 sqm as of September 30, 2020, an increase of 52.2% Y-o-Y (September 30, 2019: 137,820 sqm).

•                      Commitment rate for area in service was 95.8% as of September 30, 2020 (September 30, 2019: 91.7%), and utilization rate was 75.0% as of September 30, 2020 (September 30, 2019: 69.6%).

•                      Area under construction was 135,871 sqm as of September 30, 2020 (September 30, 2019: 84,765 sqm).

•                      Pre-commitment rate for area under construction was 65.9% as of September 30, 2020 (September 30, 2019: 71.6%).

“We recorded another quarter of strong growth, propelled by sustained sales momentum,” said Mr. William Huang, Chairman and Chief Executive Officer. “During the third quarter, we secured approximately 24,000 sqm (net) of new customer commitments. With one quarter left for 2020, we have already exceeded the organic sales performance for the whole of last year. To underpin our growth, we added to our land bank in Beijing and Shenzhen and increased our presence in key locations with strategic acquisitions in Beijing and Shanghai. While celebrating the fourth anniversary of our U.S. IPO and Nasdaq listing on November 2, 2020, we completed our Hong Kong IPO and secondary listing on the Main Board of the Hong Kong Stock Exchange, an important milestone and the beginning of a new chapter for our company.”

“Our financial performance was once again robust in the third quarter with 43.0% revenue growth and 48.3% adjusted EBITDA growth,” commented Mr. Dan Newman, Chief Financial Officer. “Our adjusted EBITDA margin remained at 47.0%, compared with 45.4% a year ago. Through our successful IPO in Hong Kong, we raised over US$1.8 billion of net proceeds, significantly strengthening our capital base to support our future business expansion.”

Third Quarter 2020 Financial Results

Net revenue in the third quarter of 2020 was RMB1,524.7 million (US$224.6 million), a 43.0% increase over the third quarter of 2019 of RMB1,066.2 million and a 13.6% increase over the second quarter of 2020 of RMB1,342.2 million. Service revenue in the third quarter of 2020 was RMB1,522.4 million (US$224.2 million), a 43.8% increase over the third quarter of 2019 of RMB1,058.9 million and a 14.1% increase over the second quarter of 2020 of RMB1,334.5 million. The increase over the previous quarter was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter (including from the Beijing 10, 11, 12 (“BJ10/11/12”) acquisition which closed on June 5, 2020) and the contribution from 16,589 sqm of net additional area utilized in the third quarter of 2020 which mainly related to the Kunshan 2 (“KS2”), Beijing 6 (“BJ6”), Beijing 12 (“BJ12”), and Langfang 7 (“LF7”) data centers. Revenue from IT equipment sales was RMB2.4 million (US$0.4 million), compared with RMB7.3 million in the third quarter of 2019 and RMB7.7 million in the second quarter of 2020.

Cost of revenue in the third quarter of 2020 was RMB1,115.8 million (US$164.3 million), a 40.9% increase over the third quarter of 2019 of RMB792.0 million and a 13.7% increase over the second quarter of 2020 of RMB981.1 million. The increase over the previous quarter was mainly due to an increase in power consumption as a result of higher area utilized, and an increase in depreciation and amortization costs related to new data centers coming into service or acquired in the previous quarter, namely KS2, Langfang 6 (“LF6”), LF7, and BJ10/11/12, and in the third quarter of 2020, namely Kunshan 3 (“KS3”), Shanghai 15 (“SH15”) and Langfang 2 (“LF2”). These increased costs were partially offset by a lower level of IT equipment cost due to a lower level of IT equipment sales.

Gross profit was RMB409.0 million (US$60.2 million) in the third quarter of 2020, a 49.1% increase over the third quarter of 2019 of RMB274.2 million, and a 13.3% increase over the second quarter of 2020 of RMB361.1 million. Gross profit margin was 26.8% in the third quarter of 2020, compared with 25.7% in the third quarter of 2019, and 26.9% in the second quarter of 2020.

Adjusted Gross Profit1 (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB812.3 million (US$119.6 million) in the third quarter of 2020, a 42.2% increase over the third quarter of 2019 of RMB571.0 million and an 12.7% increase over the second quarter of 2020 of RMB721.0 million.

1 During the third quarter of 2020, the Company has changed the description of “Adjusted Net Operating Income” and “Adjusted Net Operating Income Margin”, to “Adjusted Gross Profit” and “Adjusted Gross Profit Margin”, respectively. The change in description and presentation of non-GAAP reconciliation does not change the outcome of the operating metrics or financial results.

Adjusted GP margin1 (non-GAAP) was 53.3% in the third quarter of 2020, compared with 53.6% in the third quarter of 2019, and 53.7% in the second quarter of 2020. The decrease over the previous quarter was mainly due to seasonally higher power consumption.

Selling and marketing expenses, excluding share-based compensation expenses of RMB13.6 million (US$2.0 million), were RMB21.5 million (US$3.2 million) in the third quarter of 2020, a 3.5% decrease from the third quarter of 2019 of RMB22.3 million (excluding share-based compensation of RMB10.3 million) and a 27.7% increase from the second quarter of 2020 of RMB16.9 million (excluding share-based compensation of RMB12.9 million). The increase over the previous quarter was primarily due to the resumption of a normal level of sales and marketing activities which were disrupted by COVID-19 in the second quarter of 2020.

General and administrative expenses, excluding share-based compensation expenses of RMB49.8 million (US$7.3 million), depreciation and amortization expenses of RMB71.5 million (US$10.5 million), and operating lease cost relating to prepaid land use rights of RMB6.9 million (US$1.0 million), were RMB75.3 million (US$11.1 million) in the third quarter of 2020, a 22.0% increase over the third quarter of 2019 of RMB61.7 million (excluding share-based compensation expenses of RMB26.9 million and depreciation and amortization expenses of RMB16.9 million) and a 9.5% increase from the second quarter of 2020 of RMB68.7 million (excluding share-based compensation of RMB35.6 million, depreciation and amortization expenses of RMB47.6 million, and operating lease cost relating to prepaid land use rights of RMB4.7 million). The increase over the previous quarter was primarily due to the resumptions of a normal level of corporate activities which were disrupted by COVID-19 in the second quarter of 2020.

Research and development costs were RMB11.0 million (US$1.6 million) in the third quarter of 2020, compared with RMB6.2 million in the third quarter 2019 and RMB10.2 million in the second quarter of 2020.

Net interest expenses for the third quarter of 2020 were RMB339.2 million (US$50.0 million), a 40.7% increase over the third quarter of 2019 of RMB241.0 million and a 12.8% increase over the second quarter of 2020 of RMB300.6 million. The increase over the previous quarter was mainly due to higher total gross debt balance to finance data center capacity expansion.

Foreign currency exchange loss for the third quarter of 2020 was RMB134 thousand (US$20 thousand), compared with a loss of RMB2.8 million in the third quarter of 2019 and a loss of RMB4.6 million in the second quarter of 2020.

Others, net for the third quarter of 2020 was RMB10.5 million (US$1.5 million), compared with RMB4.6 million in the third quarter of 2019 and RMB11.0 million in the second quarter of 2020.

Net loss in the third quarter of 2020 was RMB204.6 million (US$30.1 million), compared with a net loss of RMB108.6 million in the third quarter of 2019 and a net loss of RMB101.0 million in the second quarter of 2020.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment. Adjusted EBITDA was RMB717.1 million (US$105.6 million) in the third quarter of 2020, a 48.3% increase over the third quarter of 2019 of RMB483.7 million and a 13.2% increase over the second quarter of 2020 of RMB633.4 million.

Adjusted EBITDA margin (non-GAAP) was 47.0% in the third quarter of 2020, compared with 45.4% in the third quarter of 2019, and 47.2% in the second quarter of 2020. The slight decrease over the previous quarter was mainly due to seasonally higher power consumption.

Basic and diluted loss per ordinary share in the third quarter of 2020 was RMB0.18 (US$0.03), compared with RMB0.11 in the third quarter of 2019, and RMB0.10 in the second quarter of 2020.

Basic and diluted loss per American Depositary Share (“ADS”) in the third quarter of 2020 was RMB1.42 (US$0.21), compared with RMB0.87 in the third quarter of 2019, and RMB0.77 in the second quarter of 2020. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed and pre-committed at the end of the third quarter of 2020 was 357,344 sqm, compared with 242,435 sqm at the end of the third quarter of 2019 and 333,461 sqm at the end of the second quarter of 2020, an increase of 47.4% Y-o-Y and 7.2% quarter-over-quarter (“Q-o-Q”), respectively. In the third quarter of 2020, net additional total area committed was 23,884 sqm, including significant contributions from the Langfang 4 (“LF4”), Langfang 9 (“LF9”), and Guangzhou 6 (“GZ6”) data centers. The sales increase was driven primarily by booming Cloud adoption in China leading to higher demand from Cloud service providers, as well as significant new commitments from large Internet customers.

Data Center Resources

Area in service at the end of the third quarter of 2020 was 279,618 sqm, compared with 198,097 sqm at the end of the third quarter of 2019 and 266,260 sqm at the end of the second quarter of 2020, an increase of 41.2% Y-o-Y and 5.0% Q-o-Q. In the third quarter of 2020, KS3, SH15 and LF2 data centers came into service.

Area under construction at the end of the third quarter of 2020 was 135,871 sqm, compared with 84,765 sqm at the end of the third quarter of 2019 and 133,208 sqm at the end of the second quarter of 2020, an increase of 60.3% Y-o-Y and 2.0% Q-o-Q, respectively. In the third quarter of 2020, construction commenced on the Kunshan 4 (“KS4”) and LF9 data centers. KS4 is one of the three adjacent buildings which the Company is developing at a site in Kunshan, around 6 km away from its existing Kunshan campus. KS4 has a net floor area of approximately 3,500 sqm. The remaining two buildings on the site, namely Kunshan 5 and Kunshan 6 with a combined net floor area of approximately 12,800 sqm, are currently held for future development. KS4 is expected to come into service in 1H21. LF9 is a leased building in Langfang, located around 10 km away from the Company’s existing Langfang cluster. LF9 has a net floor area of approximately 10,830 sqm and it has been fully pre-committed. LF9 is expected to come into service in 1H21.

Commitment rate of area in service was 95.8% at the end of the third quarter of 2020, compared with 91.7% at the end of the third quarter of 2019 and 94.1% at the end of second quarter 2020. Pre-commitment rate of area under construction was 65.9% at the end of the third quarter of 2020, compared with 71.6% at the end of the third quarter of 2019 and 62.3% at the end of the second quarter of 2020.

Area utilized at the end of the third quarter of 2020 was 209,751 sqm, compared with 137,820 sqm at the end of the third quarter of 2019 and 193,162 sqm at the end of the second quarter of 2020, an increase of 52.2% Y-o-Y and 8.6% Q-o-Q. Net additional area utilized was 16,589 sqm in the third quarter, which mainly came from additional area utilized in the KS2, BJ6, BJ12 and LF7 data centers.

Utilization rate of area in service was 75.0% at the end of the third quarter of 2020, compared with 69.6% at the end of the third quarter of 2019 and 72.5% at the end of the second quarter of 2020.

Langfang Land Site 3

During the third quarter of 2020, the Company acquired all the equity interests in a target company which owns the right of use for a new greenfield site (namely Langfang Land Site 3), which is located within the Company’s existing Langfang cluster, close to the LF7 data center. Langfang Land Site 3 has a land area of approximately 34,600 sqm and, once developed, will yield a net floor area of approximately 18,750 sqm according to the initial design. Langfang Land Site 3 is currently held for future development.

Beijing 14 Acquisition

On September 22, 2020, the Company announced that it has extended a legally-binding offer to acquire 100% of the equity interests in target companies which own a major data center in the Shunyi district of Beijing (“BJ14”) (the “BJ14 Acquisition”). The target companies are owned by a private equity fund controlled by CITIC Private Equity Funds Management Co., Limited (“CPE”), a leading alternative asset manager in China, and its affiliated parties. The offer has been accepted, with exclusivity terms agreed by both parties.

BJ14 is one of the largest and highest quality data center assets in the Beijing market. It is located adjacent to the Company’s Beijing 5 data center and 8 kilometers from its BJ10/11/12 data center campus, forming a cluster in the Shunyi District of Beijing which can generate significant operation synergies. BJ14 has a net floor area of over 19,000 sqm. It is fully committed by five hyperscale customers, including a new large internet customer logo. BJ14 is fully operational and is currently approximately 68% utilized. It is expected to be fully utilized in 2022.

The total enterprise value of the BJ14 Acquisition is approximately RMB3.8 billion, with a further RMB500 million contingent on the acquisition by the target companies of the property interests in the site.

Liquidity

As of September 30, 2020, cash was RMB6,004.5 million (US$884.4 million). Total short-term debt was RMB2,047.1 million (US$301.5 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB1,811.4 million (US$266.8 million) and the current portion of finance lease and other financing obligations of RMB235.7 million (US$34.7 million). Total long-term debt was RMB20,107.0 million (US$2,961.4 million), comprised of long-term borrowings (excluding current portion) of RMB10,119.0 million (US$1,490.4 million), convertible bonds of RMB2,009.8 million (US$296.0 million) and the non-current portion of finance lease and other financing obligations of RMB7,978.2 million (US$1,175.0 million). During the third quarter of 2020, the Company obtained new debt financing and re-financing facilities of RMB4,662.0 million (US$686.6 million).

Recent Developments

Hong Kong Initial Public Offering

On November 2, 2020, the Company successfully completed its Hong Kong Initial Public Offering of 160,000,000 Class A ordinary shares (the “Shares”), equivalent to 20,000,000 American Depositary Shares (“ADSs”). The Shares began trading on the Main Board of the Hong Kong Stock Exchange on the same day under the stock code “9698”. The public offering price was HK$80.88 per Share, equivalent to approximately US$83.49 per ADS, based upon each ADS representing eight Shares and an exchange rate of HK$7.7498 to US$1.002. On November 6, 2020, the Company announced that the underwriters had fully exercised their over-allotment option in respect of 24,000,000 Shares, equivalent to 3,000,000 ADSs, to cover over-allocations. The Company received net proceeds from this offering of approximately HK$14,417.3 million (US$1,860.3 million), after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by the Company.

2 As of October 23, 2020, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Huidong Land

In order to supplement its resource supply in the Greater Bay Area, the Company recently entered into a land use right grant contract with the local government to acquire a greenfield site in Huidong County, Huizhou City, Guangdong Province (“Huidong Land”). Huizhou is one of the key areas identified for data center development in the Guangdong Province’s recently published New Infrastructure plan. The site is located within the Greater Bay Data Center Industrial Park, around 24 km away from the Company’s Shenzhen 4 data center. Huidong Land has a land area of approximately 115,000 sqm, and once fully developed, will yield a net floor area of approximately 72,000 sqm according to the initial design.

Shanghai 19 Acquisition

The Company recently acquired a data center project in Shanghai (“SH19”), located in the same area as its existing Waigaoqiao data center cluster. SH19 has a net floor area of approximately 12,789 sqm, and is being developed in two phases. SH19 Phase 1, with a net floor area of approximately 7,963 sqm, has just come into service. It is fully committed by one of the Company’s existing top customers. SH19 Phase 2, with a net floor area of approximately 4,826 sqm, is currently under construction. It is expected to come into service in 2H21. The estimated total acquisition and development cost of SH19, including cost to date, cost to complete and acquisition premium, is approximately RMB778 million.

Updated Business Outlook

For the full year of 2020, the Company now expects its total revenues to be in the range of RMB5,700 million to RMB5,750 million, increasing the low end of the original guidance of RMB5,510 million by approximately 3.4% and keeping the high end of the original guidance of RMB5,750 million unchanged. For the full year of 2020, the Company now expects its adjusted EBITDA to be in the range of RMB2,660 million to RMB2,670 million, increasing the low end of the original guidance of RMB2,550 million by approximately 4.3% and keeping the high end of the original guidance of RMB2,670 million unchanged. The updated estimates imply an increase of 38.3% to 39.5% Y-o-Y in total revenues and 45.8% to 46.4% Y-o-Y in adjusted EBITDA. The Company’s guidance for capital expenditure of RMB10,000 million for the full year of 2020 remains unchanged.

Conference Call

Management will hold a conference call at 7:00 p.m. U.S. Eastern Time on November 16, 2020 (8:00 a.m. Beijing Time on November 17, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	+1-845-675-0437

International:	+65-6713-5090

Hong Kong:	+852-3018-6771

Mainland China:	400-620-8038

Conference ID:	6869567

Participants should dial in at least 10 minutes before the scheduled start time and provide the Conference ID to the Operator to be connected to the conference. Due to conditions surrounding the outbreak of COVID-19, participants may experience longer than normal hold period before being assisted to join the call. The Company thanks everyone in advance for their patience and understanding.

A telephone replay will be available approximately two hours after the call until November 24, 2020 07:59 AM U.S. ET by dialing:

United States:	+1-646-254-3697

International:	+61-2-8199-0299

Hong Kong:	+852-3051-2780

Mainland China:	400-632-2162

Replay Access Code:	6869567

A live and archived webcast of the conference call will be available on the Company’s investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted GP, adjusted GP margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted GP and adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted GP, and adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB 6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is the largest carrier-neutral data center service provider in China. The Company’s data centers are designed and configured as high-performance data centers with large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems. The Company’s data centers are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which GDS hosts in many of its facilities. The Company offers colocation and managed services, including an innovative and unique managed cloud value proposition. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of the COVID-19 outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its annual report on form 20-F. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB	US$
Assets
Current assets
Cash	5,810,938	6,004,537	884,373
Accounts receivable, net of allowance for doubtful accounts	879,962	1,579,257	232,599
Value-added-tax (“VAT”) recoverable	129,994	114,245	16,826
Prepaid expenses and other current assets	263,815	417,475	61,487
Total current assets	7,084,709	8,115,514	1,195,285

Property and equipment, net	19,184,639	27,223,398	4,009,573
Prepaid land use rights, net	747,187	713,613	105,104
Operating lease right-of-use assets	796,679	2,578,471	379,768
Goodwill and intangible assets, net	2,300,468	2,957,590	435,606
Other non-current assets	1,378,849	2,058,873	303,239
Total assets	31,492,531	43,647,459	6,428,575

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	1,137,737	1,811,363	266,785
Accounts payable	1,675,966	3,431,162	505,356
Accrued expenses and other payables	908,199	1,147,220	168,967
Operating lease liabilities, current	55,139	82,950	12,217
Finance lease and other financing obligations, current	222,473	235,703	34,715
Total current liabilities	3,999,514	6,708,398	988,040

Long-term borrowings, excluding current portion	8,028,473	10,119,004	1,490,368
Convertible bonds payable	2,049,654	2,009,785	296,009
Operating lease liabilities, non-current	709,998	1,272,835	187,468
Finance lease and other financing obligations, non-current	4,751,121	7,978,175	1,175,058
Other long-term liabilities	598,209	787,337	115,963
Total liabilities	20,136,969	28,875,534	4,252,906

Mezzanine equity
Redeemable preferred shares	1,061,981	1,023,643	150,766
Redeemable non-controlling interests	0	110,902	16,334
Total mezzanine equity	1,061,981	1,134,545	167,100

Shareholders’ equity
Ordinary shares	412	445	66
Additional paid-in capital	12,403,043	16,196,505	2,385,487
Accumulated other comprehensive loss	(52,684)	(105,907)	(15,598)
Accumulated deficit	(2,057,190)	(2,453,663)	(361,386)
Total shareholders’ equity	10,293,581	13,637,380	2,008,569
Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	31,492,531	43,647,459	6,428,575

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	1,058,921	1,334,475	1,522,353	224,218	2,934,961	4,089,417	602,306
Equipment sales	7,267	7,730	2,396	353	8,257	17,955	2,644
Total net revenue	1,066,188	1,342,205	1,524,749	224,571	2,943,218	4,107,372	604,950
Cost of revenue	(791,963)	(981,103)	(1,115,784)	(164,337)	(2,195,215)	(2,986,967)	(439,933)
Gross profit	274,225	361,102	408,965	60,234	748,003	1,120,405	165,017

Operating expenses
Selling and marketing expenses	(32,596)	(29,755)	(35,157)	(5,178)	(90,233)	(95,217)	(14,024)
General and administrative expenses	(105,524)	(156,679)	(203,460)	(29,966)	(290,527)	(477,182)	(70,281)
Research and development expenses	(6,193)	(10,243)	(11,020)	(1,623)	(15,032)	(30,007)	(4,420)
Income from operations	129,912	164,425	159,328	23,467	352,211	517,999	76,292
Other income (expenses):
Net interest expenses	(241,038)	(300,649)	(339,245)	(49,965)	(682,061)	(900,759)	(132,667)
Foreign currency exchange loss, net	(2,796)	(4,587)	(134)	(20)	(5,554)	(17,340)	(2,554)
Gain from purchase price adjustment	0	55,154	0	0	0	55,154	8,123
Others, net	4,602	10,988	10,481	1,544	9,122	24,385	3,592
Loss before income taxes	(109,320)	(74,669)	(169,570)	(24,974)	(326,282)	(320,561)	(47,214)
Income tax benefits (expenses)	678	(26,378)	(35,065)	(5,165)	(12,139)	(77,152)	(11,363)
Net loss	(108,642)	(101,047)	(204,635)	(30,139)	(338,421)	(397,713)	(58,577)
Net loss attributable to redeemable non-controlling interests	0	0	1,240	183	0	1,240	183
Net loss attributable to GDS Holdings Limited shareholders	(108,642)	(101,047)	(203,395)	(29,956)	(338,421)	(396,473)	(58,394)
Accretion to redemption value of redeemable non-controlling interests	0	0	(7,142)	(1,052)	0	(7,142)	(1,052)
Net loss available to GDS Holdings Limited shareholders	(108,642)	(101,047)	(210,537)	(31,008)	(338,421)	(403,615)	(59,446)
Change in redemption value of redeemable preferred shares	0	0	0	0	(17,760)	0	0
Cumulative dividend on redeemable preferred shares	(13,386)	(13,442)	(13,284)	(1,957)	(26,858)	(39,951)	(5,884)
Net loss available to GDS Holdings Limited ordinary shareholders	(122,028)	(114,489)	(223,821)	(32,965)	(383,039)	(443,566)	(65,330)

Loss per ordinary share
Basic and diluted	(0.11)	(0.10)	(0.18)	(0.03)	(0.35)	(0.37)	(0.05)

Weighted average number of ordinary share outstanding
Basic and diluted	1,126,969,256	1,190,834,806	1,257,370,403	1,257,370,403	1,089,589,663	1,210,075,809	1,210,075,809

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(108,642)	(101,047)	(204,635)	(30,139)	(338,421)	(397,713)	(58,577)
Foreign currency translation adjustments, net of nil tax	29,165	15,158	(58,832)	(8,665)	96,037	(53,223)	(7,839)
Comprehensive loss	(79,477)	(85,889)	(263,467)	(38,804)	(242,384)	(450,936)	(66,416)
Comprehensive loss attributable to redeemable non-controlling interests	0	0	1,240	183	0	1,240	183
Comprehensive loss attributable to GDS Holdings Limited shareholders	(79,477)	(85,889)	(262,227)	(38,621)	(242,384)	(449,696)	(66,233)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(108,642)	(101,047)	(204,635)	(30,139)	(338,421)	(397,713)	(58,577)
Depreciation and amortization	299,349	390,197	450,851	66,403	822,562	1,160,074	170,860
Amortization of debt issuance cost and debt discount	31,992	42,758	23,957	3,528	85,504	81,092	11,944
Share-based compensation expense	51,886	66,699	88,607	13,050	114,820	222,449	32,763
Gain from purchase price adjustment	0	(55,154)	0	0	0	(55,154)	(8,123)
Others	(19,435)	(27,522)	(8,727)	(1,285)	(40,508)	(61,475)	(9,054)
Changes in operating assets and liabilities	(89,931)	(129,894)	(357,996)	(52,727)	(422,634)	(940,978)	(138,591)
Net cash provided by (used in) operating activities	165,219	186,037	(7,943)	(1,170)	221,323	8,295	1,222

Purchase of property and equipment and land use rights	(1,114,350)	(1,021,925)	(2,140,979)	(315,332)	(2,460,830)	(5,688,582)	(837,838)
Payments related to acquisitions and investments	(36,090)	(326,971)	(606,963)	(89,396)	(63,203)	(944,196)	(139,065)
Net cash used in investing activities	(1,150,440)	(1,348,896)	(2,747,942)	(404,728)	(2,524,033)	(6,632,778)	(976,903)

Net proceeds from financing activities	887,546	5,268,130	1,154,008	169,967	5,656,923	7,026,400	1,034,877
Net cash provided by financing activities	887,546	5,268,130	1,154,008	169,967	5,656,923	7,026,400	1,034,877
Effect of exchange rate changes on cash and restricted cash	109,558	23,900	(151,479)	(22,310)	222,878	(101,992)	(15,021)

Net increase (decrease) of cash and restricted cash	11,883	4,129,171	(1,753,356)	(258,241)	3,577,091	299,925	44,175
Cash and restricted cash at beginning of period	5,849,956	3,897,372	8,026,543	1,182,182	2,284,748	5,973,262	879,766
Cash and restricted cash at end of period	5,861,839	8,026,543	6,273,187	923,941	5,861,839	6,273,187	923,941

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Nine months ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	274,225	361,102	408,965	60,234	748,003	1,120,405	165,017
Depreciation and amortization	282,112	341,618	378,291	55,716	771,297	1,016,510	149,716
Accretion expenses for asset retirement costs	743	944	1,070	158	2,177	2,910	429
Share-based compensation expenses	13,960	17,336	23,951	3,528	28,818	58,390	8,599
Adjusted GP	571,040	721,000	812,277	119,636	1,550,295	2,198,215	323,761
Adjusted GP margin	53.6%	53.7%	53.3%	53.3%	52.7%	53.5%	53.5%

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Nine months ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(108,642)	(101,047)	(204,635)	(30,139)	(338,421)	(397,713)	(58,577)
Net interest expenses	241,038	300,649	339,245	49,965	682,061	900,759	132,667
Income tax (benefits) expenses	(678)	26,378	35,065	5,165	12,139	77,152	11,363
Depreciation and amortization	299,349	390,197	450,851	66,403	822,562	1,160,074	170,860
Operating lease cost relating to prepaid land use rights	0	4,721	6,914	1,018	0	12,131	1,787
Accretion expenses for asset retirement costs	743	944	1,070	158	2,177	2,910	429
Share-based compensation expenses	51,886	66,699	88,607	13,050	114,820	222,449	32,763
Gain from purchase price adjustment	0	(55,154)	0	0	0	(55,154)	(8,123)
Adjusted EBITDA	483,696	633,387	717,117	105,620	1,295,338	1,922,608	283,169
Adjusted EBITDA margin	45.4%	47.2%	47.0%	47.0%	44.0%	46.8%	46.8%